Exhibit 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(In Thousands, Except Ratios; Unaudited)

	Three Months Ended	Fiscal Year Ended April 30,
	Ju1y 31, 2011	2011	2010	2009	2008	2007
Earnings
Income from continuing operations	$1,573	$4,480	$5,215	$10,447	$14,516	$14,392
Add:
Combined fixed charges and preferred distributions (see below)	16,527	67,882	71,497	72,027	66,317	61,280
Less:
(Income) loss noncontrolling interests – consolidated real estate entities	26	180	(22)	40	136	26
Interest capitalized	(9)	(57)	(19)	(912)	(506)	(69)
Preferred distributions	(593)	(2,372)	(2,372)	(2,372)	(2,372)	(2,372)
Total earnings	$17,524	$70,113	$74,299	$79,230	$78,091	$73,257

Fixed charges
Interest expensed	$15,925	$65,453	$69,106	$68,743	$63,439	$58,839
Interest capitalized	9	57	19	912	506	69
Total Fixed charges	$15,934	$65,510	$69,125	$69,655	$63,945	$58,908
Preferred distributions	593	2,372	2,372	2,372	2,372	2,372
Total Combined fixed charges and preferred distributions	$16,527	$67,882	$71,497	$72,027	$66,317	$61,280

Ratio of earnings to fixed charges	1.10	1.07	1.07	1.14	1.22	1.24
Ratio of earnings to combined fixed charges and preferred distributions	1.06	1.03	1.04	1.10	1.18	1.20